Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESOLUTIONS PASSED AT THE

FIRST EXTRAORDINARY GENERAL MEETING 2015

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the first extraordinary general meeting 2015 (the “EGM”) held on Tuesday, 29 December 2015. All resolutions were duly passed.

I.	VOTING RESULTS AT THE EGM

The EGM was held on Tuesday, 29 December 2015 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

Shareholders holding a total of 28,264,705,000 shares of the Company, representing 100% of the total issued share capital of the Company, were entitled to attend and vote on the resolutions proposed at the EGM (other than Resolutions No. 1 and No. 3). China Life Insurance (Group) Company, the controlling shareholder of the Company holding 19,323,530,000 shares of the Company, representing approximately 68.37% of the total issued share capital of the Company, was required to abstain and had abstained from voting on Resolutions No. 1 and No. 3. As a result, shareholders holding a total of 8,941,175,000 shares of the Company, representing approximately 31.63% of the total issued share capital of the Company, were entitled to attend and vote on Resolutions No. 1 and No. 3 at the EGM. Save as above, there were no restrictions on any shareholder casting votes on any of the proposed resolutions at the EGM.

Shareholders and authorized proxies holding a total of 22,467,979,031 voting shares of the Company, representing 79.491292% of the total voting shares of the Company, attended the EGM. The EGM was convened in accordance with the requirements of the applicable laws and regulations, the listing rules of the jurisdictions where the shares of the Company are listed, and the Articles of Association of the Company.

Total number of shareholders and authorized proxies attending the meeting	33
including: number of A Share shareholders	24
number of H Share shareholders	9
Total number of shares with voting rights	22,467,979,031
including: total number of shares held by A Share shareholders	19,334,724,908
total number of shares held by H Share shareholders	3,133,254,123
Percentage to the total number of shares with voting rights	79.491292%
including: percentage of shares held by A Share shareholders	68.405897%
percentage of shares held by H Share shareholders	11.085395%

Note:	The shareholders attending the meeting include the shareholders who attended the onsite meeting and the A Share shareholders who attended the meeting by way of online voting.

The voting at the meeting was conducted by way of onsite voting and online voting, and was in compliance with the relevant provisions of the Company Law of the People’s Republic of China, the Rules of the Shareholders’ Meeting of Listed Companies, the Shanghai Stock Exchange Implementation Rules for Online Voting at Shareholders’ Meeting of Listed Companies and the Articles of Association of the Company.

The meeting was chaired by Mr. Yang Mingsheng, the Chairman of the Board. Five out of the twelve Directors of the Company attended the meeting, while Executive Director Mr. Lin Dairen, Non- executive Directors Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong, Independent Directors Mr. Chang Tso Tung Stephen, Mr. Huang Yiping and Mr. Robinson Drake Pike were unable to attend due to other business commitments. Four out of the five Supervisors of the Company attended the meeting, while Supervisor Mr. Zhan Zhong was unable to attend due to other business commitments. Certain members of the senior management and the Board Secretary also attended the meeting.

The poll results in respect of the resolutions proposed at the EGM are as follows:

Resolutions		Type of Shareholders	For		Against		Abstain		Attending and Voting
			No. of shares voted	Percentage %	No. of shares voted	Percentage %	No. of shares voted	Percentage %	No. of shares
As ordinary resolutions
1	To consider and approve the election of Mr. Tang Xin as an Independent Director of the fifth session of the Board of Directors of the Company	A Share shareholders H Share shareholders	11,194,808 3,117,253,888	99.999107 99.489341	100 513,720	0.000893 0.016396	0 15,486,515	0.000000 0.494263	11,194,908 3,133,254,123

		Total	3,128,448,696	99.491156	513,820	0.016341	15,486,515	0.492503	3,144,449,031

The resolution was duly passed as an ordinary resolution. The qualification of Mr. Tang Xin as a Director of the Company is subject to the approval of the China Insurance Regulatory Commission (the “CIRC”).

2	To consider and approve the appointment of auditors of the Company for the year 2016	A Share shareholders H Share shareholders	19,334,724,808 3,117,700,123	99.999999 99.503583	100 653,000	0.000001 0.020841	0 14,901,000	0.000000 0.475576	19,334,724,908 3,133,254,123

		Total	22,452,424,931	99.930772	653,100	0.002907	14,901,000	0.066321	22,467,979,031

	The resolution was duly passed as an ordinary resolution.
3

To consider and approve the entrusted investment and management agreement for alternative investments with insurance funds proposed to be entered into between the Company and China Life Investment Holding Company Limited, the transactions thereunder, the annual cap calculated based on the investment management service fee and performance incentive fee, and the amount of assets to be entrusted for investment and management (including the amount for co-investments)

		A Share shareholders H Share shareholders	11,194,808 3,117,555,343	99.999107 99.498962	100 169,285	0.000893 0.005403	0 15,529,495	0.000000 0.495635	11,194,908 3,133,254,123

		Total	3,128,750,151	99.500743	169,385	0.005387	15,529,495	0.493870	3,144,449,031

	The resolution was duly passed as an ordinary resolution.
As special resolutions
4	To consider and approve the capital debt financing of the Company	A Share shareholders H Share shareholders	19,334,724,808 3,115,590,218	99.999999 99.436244	100 2,540,840	0.000001 0.081093	0 15,123,065	0.000000 0.482663	19,334,724,908 3,133,254,123

		Total	22,450,315,026	99.921381	2,540,940	0.011310	15,123,065	0.067309	22,467,979,031

	The resolution was duly passed as a special resolution.
5	To consider and approve the overseas issue of senior bonds by the Company	A Share shareholders H Share shareholders	19,334,724,808 3,115,959,638	99.999999 99.448034	100 2,187,290	0.000001 0.069809	0 15,107,195	0.000000 0.482157	19,334,724,908 3,133,254,123

		Total	22,450,684,446	99.923026	2,187,390	0.009735	15,107,195	0.067239	22,467,979,031

	The resolution was duly passed as a special resolution.
6	To consider and approve the change of business scope of the Company	A Share shareholders H Share shareholders	19,334,724,808 3,118,111,588	99.999999 99.516715	100 111,445	0.000001 0.003557	0 15,031,090	0.000000 0.479728	19,334,724,908 3,133,254,123

		Total	22,452,836,396	99.932603	111,545	0.000497	15,031,090	0.066900	22,467,979,031

	The resolution was duly passed as a special resolution.

Pursuant to the relevant laws and regulations of the PRC, the Company announces the poll results of A Share shareholders who individually or in aggregate hold less than 5% of the shares of the Company, in respect of Resolutions No. 1 and No. 3 proposed at the EGM as follows:

		For		Against		Abstain
Resolutions		No. of shares voted	Percentage %	No. of shares voted	Percentage %	No. of shares voted	Percentage %
As ordinary resolutions
1	To consider and approve the election of Mr. Tang Xin as an Independent Director of the fifth session of the Board of Directors of the Company	11,194,808	99.99	100	0.01	0	0.00
3	To consider and approve the entrusted investment and management agreement for alternative investments with insurance funds proposed to be entered into between the Company and China Life Investment Holding Company Limited, the transactions thereunder, the annual cap calculated based on the investment management service fee and performance incentive fee, and the amount of assets to be entrusted for investment and management (including the amount for co-investments)	11,194,808	99.99	100	0.01	0	0.00

The full text of the above resolutions is set out in the circular and notice of the EGM dated 12 November 2015.

Computershare Hong Kong Investor Services Limited, the Company’s H Share registrar, in conjunction with King & Wood Mallesons, the Company’s PRC legal adviser, acted as scrutineers for the vote-taking at the EGM.

II.	ELECTION OF DIRECTOR

Following the approval by the shareholders of the Company at the EGM, Mr. Tang Xin has been elected as an Independent Director of the fifth session of the Board. The qualification of Mr. Tang Xin as a Director is subject to the approval of the CIRC.

Please refer to the circular of the EGM dated 12 November 2015 for the biographical details of Mr. Tang Xin.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 29 December 2015

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Anthony Francis Neoh, Chang Tso Tung Stephen, Huang Yiping, Robinson Drake Pike